Exhibit 99.1

Akazoo Special Committee Determines Former Akazoo Management and Associates Participated in Sophisticated Multi-Year Fraud

Will Seek to Unwind Fraudulently Induced Business Combination between Modern Media and Akazoo

NEW YORK and LONDON, May 21, 2020 -- Akazoo S.A. (“Akazoo”) today announced that the special committee of independent directors (the “Special Committee”) has substantially completed its investigation and determined that former members of Akazoo’s management team and associates defrauded Akazoo’s investors, including the predecessor SPAC acquiring entity Modern Media Acquisition Corp. (“MMAC”), by materially misrepresenting Akazoo’s business, operations, and financial results as part of a multi-year fraud.

In particular, the Special Committee has determined, among other things, that (i) Akazoo’s historical financial statements, which have been audited by multiple, experienced global accounting firms for years, were materially false and misleading; (ii) Akazoo, in fact, has had only negligible actual revenue and subscribers for years; and (iii) former members of Akazoo management and associates participated in a sophisticated scheme to falsify Akazoo’s books and records, including due diligence materials provided to MMAC and its legal, financial, and other advisors in connection with the Akazoo business combination in 2019.

As previously disclosed on April 22, 2020, Akazoo’s board of directors formed the Special Committee to investigate allegations in a report released by Quintessential Capital Management on April 20, 2020. The Special Committee took immediate action. On May 1, 2020, Akazoo announced it had terminated Apostolos N. Zervos as Chief Executive Officer for cause, following a recommendation by the Special Committee based on evidence of conduct inconsistent with the Company’s policies, including a lack of cooperation in the Special Committee’s investigation. The termination of Mr. Zervos for cause was followed by the May 1, 2020 appointment of Michael Knott, a Senior Managing Director at FTI, as interim Chief Executive Officer. The appointment of Mr. Knott significantly expedited the Special Committee’s investigation and exposure of the multi-year fraud.

The Company intends to take all available steps to maximize recovery for defrauded investors, including by seeking to unwind the original business combination between MMAC and Akazoo. The Special Committee has also directed its advisors to make referrals to, and cooperate with, appropriate regulators.

Akazoo also announced today that it has received an anticipated letter of delisting from The Nasdaq Stock Market LLC. The Company does not intend to appeal the decision, and as a result, the Company’s securities will be suspended from trading on Nasdaq at the opening of business on May 27, 2020.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of Akazoo and the Special Committee about its financial condition. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as "may," "improve," "could," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "guidance," "estimate," or similar expressions constitute forward-looking statements. Forward-looking statements represent current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to statements about, or are based upon assumptions regarding, the Special Committee’s ongoing conduct of the investigation and the prospects for any potential recovery of Akazoo’s remaining assets. You are cautioned not to place undue reliance on these forward-looking statements, which reflect assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond Akazoo’s control, including the Special Committee’s ability to maximize any available recovery of Akazoo assets. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contacts

Joele Frank, Wilkinson Brimmer Katcher

Greg Klassen / Allison Sobel

212-355-4449

SOURCE Akazoo

Related Links

http://www.akazoo.com